May 2007	Preliminary Terms No. 261
Registration Statement No. 333-131266
Dated April 20, 2007
Filed pursuant to Rule 433

Structured Investments
Opportunities in Equities
Buffered PLUS based on the S&P 500® Index due May 11, 2009
Buffered Performance Leveraged Upside SecuritiesSM
Buffered PLUS offer leveraged exposure to a wide variety of assets and asset classes including equities, commodities and currencies. These investments allow investors to capture enhanced returns relative to the asset's actual positive performance while providing limited protection against a decline in the underlying asset up to a specified percentage or “buffer amount”. The leverage typically applies only for a certain range of price performance. In exchange for enhanced performance in that range, investors generally forgo performance above a specified maximum return. At maturity, an investor will receive an amount in cash that may be more or less than the principal amount based upon the closing value of the asset at maturity.
S U M M A R Y T E R M S
Issuer:		Morgan Stanley
Maturity date:		May 11, 2009
Underlying index:		S&P 500® Index
Aggregate principal amount:		$
Payment at maturity:

■   If the ending index level is greater than the initial index level,
          $1,000 + ($1,000 x upside leverage factor x index return), subject to the maximum total return.
■   If the ending index level is less than or equal to the initial index level, but has declined by an amount less than or equal to the buffer amount, the stated principal amount.
■   If the ending index level has declined from the initial index level by an amount greater than the buffer amount,
        $1,000 + [$1,000 x (index return + buffer amount) x downside factor]
This amount will be less than the stated principal amount of $1,000.

Index return:		The index return will be calculated as follows: (ending index level – initial index level) / initial index level
Initial index level:		The index closing level of the S&P 500® Index on the pricing date.
Ending index level:		The arithmetic average of the index closing levels on each of the five averaging dates.
Averaging dates:

May 1, 2009, May 4, 2009, May 5, 2009, May 6, 2009 and May 7, 2009, subject to postponement in the event of a market disruption event as described in the accompanying prospectus supplement for leveraged index-linked securities.

Upside leverage factor:		2
Maximum total return:		18% to 21% on the stated principal amount. The actual maximum total return will be determined on the pricing date.
Maximum payment at maturity:		$1,180 to $1,210. The actual maximum payment will be determined on the pricing date.
Buffer amount:		10%
Downside factor:		1.1111
Stated principal amount:		$1,000 per Buffered PLUS
Issue price:		$1,000 per Buffered PLUS (see “Commissions and issue price” below)
Pricing date:		May , 2007
Original issue date:		May , 2007 (5 business days after the pricing date)
CUSIP:		61747YAV7
Listing:		The Buffered PLUS will not be listed on any securities exchange.
Agent:		Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to public	Agent’s commissions(1)	Proceeds to company
	Per Buffered PLUS	100%	1.5%	98.5%
	Total	$	$	$
(1) For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for leveraged index-linked securities.
YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.
Prospectus Supplement for Leveraged Index-Linked Securities dated December 7, 2006 Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Buffered PLUS Based on the Value of the S&P 500® Index

Investment Overview
Buffered Performance Leveraged Upside Securities
The Buffered PLUS Based on the S&P 500® Index (the “Buffered PLUS”) can be used:

■	As an alternative to direct exposure to the S&P 500® Index that enhances returns for a certain range of price performance of the S&P 500® Index
■	To enhance returns and potentially outperform the S&P 500® Index in a moderately bullish scenario
■	To achieve similar levels of upside exposure to the S&P 500® Index as a direct investment, subject to the maximum total return, while using fewer dollars by taking advantage of the leverage factor
■	To protect against a 10% decline in the S&P 500® Index at maturity, with a loss of 1.1111% of the stated principal amount for each 1% decline in the S&P 500® Index below the 10% buffer amount
	Maturity:	2 years
	Upside leverage factor:	2
	Maximum total return:	18% to 21% on the stated principal amount
	Buffer amount:	10%
	Downside factor:	1.1111
	Principal protection:	None

S&P 500® Index Overview
The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s® Corporation, consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943.

Information as of market close on April 18, 2007

Ticker:	SPX	52 Weeks Ago:	1,307.65
Current Index Level:	1,472.50	52 Week High Index Value (on 4/18/07):	1,472.50
		52 Week Low Index Value (on 6/13/06):	1,223.69

S&P 500® Index Historical Performance – End of Week Values January 1, 2002 to April 18, 2007

May 2007	Page 2

Buffered PLUS Based on the Value of the S&P 500® Index

Key Investment Rationale

This two year investment offers 200% leveraged upside, subject to a maximum total return of 18% to 21% on the stated principal amount and protection against a 10% decline in the S&P 500® Index at maturity with a loss of 1.1111% of the stated principal amount for each 1% decline in the S&P 500® Index below the 10% buffer amount.

Investors can use the Buffered PLUS to double returns up to the maximum total return, while protecting against up to a 10% decline in the S&P 500® Index.

Leverage Performance	The Buffered PLUS offer investors an opportunity to capture enhanced returns relative to a direct investment in the S&P 500® Index within a certain range of price performance.

Best Case Scenario	The S&P 500® Index increases in value and, at maturity, the Buffered PLUS redeem for the maximum total return, 18% to 21% on the stated principal amount.

Buffered Scenario	The S&P 500® Index declines in value by less than the buffer amount of 10% and, at maturity, the Buffered PLUS redeem for the stated principal amount of $1,000.

Worst Case Scenario

The S&P 500® Index declines in value by more than the buffer amount of 10% and, at maturity, the Buffered PLUS redeem for less than the stated principal amount by an amount equal to 1.1111% for each 1% decline below the 10% buffer.

Summary of Selected Key Risks (see page 8)

■	No guaranteed return of principal.
■	No interest payments.
■	Appreciation potential is limited by the maximum total return.
■	Principal exposed to 1.1111% losses for each 1% decline in the S&P 500® Index below the 10% buffer amount.
■	Secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.
■	The market price of the Buffered PLUS will be influenced by many unpredictable factors, including the value, volatility and dividend yield of the S&P 500® Index.
■	The U.S. federal income tax consequences of an investment in the Buffered PLUS are uncertain.
■	Credit risk to Morgan Stanley whose credit rating is currently Aa3/A+.

May 2007	Page 3

Buffered PLUS Based on the Value of the S&P 500® Index

Fact Sheet

The Buffered PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the prospectus supplement for leveraged index-linked securities and the prospectus, as supplemented or modified by these preliminary terms. At maturity, an investor will receive for each stated principal amount of Buffered PLUS that the investor holds, an amount in cash that may be more or less than the stated principal amount based upon the closing value of the S&P 500® Index at maturity. The Buffered PLUS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Expected Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
May , 2007	May , 2007 (5 business days after the pricing date)	May 11, 2009, subject to postponement due to a market disruption event
Key Terms
Issuer:	Morgan Stanley
Underlying index:	S&P 500® Index
Underlying index publisher:	Standard & Poor’s® Corporation
Issue price:

$1,000 per Buffered PLUS
The Buffered PLUS will be issued at 100% of the issue price and the agent’s commissions will be 1.5% of the issue price per Buffered PLUS. Selling concessions allowed to dealers in connection with this offering may be reclaimed by the agent, if, within 30 days of this offering, the agent repurchases the Buffered PLUS distributed by such dealers.

Stated principal amount:	$1,000 per Buffered PLUS
Denominations:	$1,000 per Buffered PLUS and integral multiples thereof
Principal protection:	None
Interest:	None
Payment at maturity:

■ If the ending index level is greater than initial index level,

          $1,000 + ($1,000 x upside leverage factor x index return), subject to the maximum total return.

          In no event will the return on the Buffered PLUS exceed the maximum total return.

■ If ending index level is less than or equal to initial index level, but has declined by an amount less than or equal to the buffer amount, the stated principal amount.

■ If ending index level has declined from the initial index level by an amount greater than the buffer amount,

          $1,000 + [$1,000 x (index return + buffer amount) x downside factor]

          This amount will be less than or equal to the stated principal amount of $1,000

Upside leverage factor:	2
Index return:	The index return will be calculated as follows: (ending index level – initial index level) / initial index level
Initial index level:	The index closing level of the S&P 500® Index on the pricing date.
Ending index level:	The arithmetic average of the index closing level on each of the five averaging dates as published on Bloomberg page “SPX” or any successor page.
Averaging dates:	May 1, 2009, May 4, 2009, May 5, 2009, May 6, 2009 and May 7, 2009
Maximum total return:	18% to 21% on the stated principal amount. The actual maximum total return will be determined on the pricing date.
Maximum payment at maturity:	$1,180 to $1,210. The actual maximum payment at maturity will be determined on the pricing date.
Buffer amount:	10%
Downside factor:	1.1111
Postponement of averaging date:

If a scheduled averaging date is not an index business day or if a market disruption event occurs on that day such averaging date will be the immediately succeeding index business day on which no market disruption event occurs, provided that the final averaging date will be subject to postponement for up to ten index business days.

Risk factors:	Please see “Risk Factors” on page 8.

May 2007	Page 4

Buffered PLUS Based on the Value of the S&P 500® Index

General Information
Listing:	The Buffered PLUS will not be listed on any securities exchange
CUSIP:	61747YAV7
Minimum ticketing size:	100 Buffered PLUS
Tax considerations:

Although the Issuer believes the Buffered PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the Buffered PLUS.

Assuming this characterization of the Buffered PLUS is respected, the following U.S. federal income tax consequences should result.

■ A U.S. Holder should not be required to recognize taxable income over the term of the Buffered PLUS prior to maturity, other than pursuant to a sale or exchange.
■ Upon sale, exchange or settlement of the Buffered PLUS at maturity, a U.S. Holder should generally recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the Buffered PLUS. Such gain or loss should generally be long- term capital gain or loss if the investor has held the Buffered PLUS for more than one year.
Please read the discussion under “Risk Factors \ Structure Specific Risk Factors” in these preliminary terms and the discussion under “United States Federal Taxation” in the prospectus supplement for leveraged index-linked securities concerning the U.S. federal income tax consequences of investing in the Buffered PLUS.
Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Use of proceeds and hedging:

The net proceeds we receive from the sale of the Buffered PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Buffered PLUS through one or more of our subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, will hedge our anticipated exposure in connection with the Buffered PLUS by taking positions in futures and options contracts on the S&P 500® Index. Such purchase activity could increase the value of the S&P 500® Index, and therefore the value at which the S&P 500® Index must close on the averaging dates before investors would receive at maturity a payment that exceeds the stated principal amount of the Buffered PLUS. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for leveraged index-linked securities.

ERISA:	See “ERISA” in the prospectus supplement for leveraged index-linked securities.
Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225-7000).

This offering summary represents a summary of the terms and conditions of the Buffered PLUS. We encourage you to read the accompanying prospectus supplement for leveraged index-linked securities and prospectus for this offering.

May 2007	Page 5

Buffered PLUS Based on the Value of the S&P 500® Index

How Buffered PLUS Work
Payoff Diagram
The payoff diagram below illustrates the payment at maturity on the Buffered PLUS based on the following hypothetical terms:

Stated principal amount:	$1,000
Upside leverage factor:	2
Maximum total return:	18% on the stated principal amount
Maximum payment at maturity:	$1,180
Buffer amount:	10%
Downside factor:	1.1111

Buffered PLUS Payoff Diagram

How it works

■	If the ending index level is greater than the initial index level, then investors receive the $1,000 stated principal amount plus 200% of the appreciation of the S&P 500® Index over the term of the Buffered PLUS, subject to the maximum total return. In the payoff diagram, an investor will realize the hypothetical maximum payment at maturity at an ending index level of 109% of the initial index level.
	–	If the S&P 500® Index appreciates 5%, the investor would receive a 10% return, or $1,100.

May 2007	Page 6

Buffered PLUS Based on the Value of the S&P 500® Index

–	If the S&P 500® Index appreciates 9%, the investor would receive the hypothetical maximum total return of 18% on the stated principal amount, or a total payment at maturity of $1,180.
■	If the S&P 500® Index depreciates by 5%, which is less than the buffer amount, the investor would receive the stated principal amount of $1,000.
■	If the ending index level declines from the initial index level by more than 10%, the investor would receive an amount less than the $1,000 stated principal amount, based on a 1.1111% loss of principal for each 1% decline in the S&P 500® Index below the 10% buffer amount.
	–	If the S&P 500® Index depreciates 15%, the investor would lose 5.555% of their principal and receive only $944.45 at maturity, or 94.445% of the stated principal amount.

Payment at Maturity

At maturity, investors will receive for each $1,000 stated principal amount of Buffered PLUS that they hold an amount in cash based upon the value of the S&P 500® Index, determined as follows:

If the ending index level is greater than the initial index level, investors will receive for each $1,000 stated principal amount of Buffered PLUS that they hold a payment at maturity equal to:

$1,000 + ($1,000 x index return x 2)

subject to a maximum total return of 18% to 21% on the stated principal amount of $1,000 for each Buffered PLUS (equal to a total payment at maturity of $1,180 to $1,210),

where,

ending index level initial index level
index return	=
initial index level

If the ending index level is less than or equal to the initial index level, but has declined by an amount less than or equal to the buffer amount, you will receive for each Buffered PLUS that you hold a payment at maturity equal to the $1,000 stated principal amount.

If the ending index level is less than the initial index level, and has declined by an amount greater than the buffer amount, you will receive for each Buffered PLUS that you hold a payment at maturity that is less than the stated principal amount of each Buffered PLUS by an amount proportionate to the decrease in value of the S&P 500® Index below the buffer amount times the downside factor, which will be equal to:

$1,000 + [$1,000 x (index return + 10%) x 1.1111]

Because in this scenario the sum of the index return and the buffer amount will be less than 0, the payment at maturity will be less than the stated principal amount.

Under no circumstances will the payment at maturity be less than zero.

May 2007	Page 7

Buffered PLUS Based on the Value of the S&P 500® Index

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the Buffered PLUS. For a complete list of risk factors, please see the accompanying prospectus supplement for leveraged index-linked securities and the accompanying prospectus.

Structure Specific Risk Factors

■	Buffered PLUS do not pay interest or guarantee return of principal. The terms of the Buffered PLUS differ from those of ordinary debt securities in that the Buffered PLUS do not pay interest or guarantee payment of the stated principal amount at maturity. If the ending index level has declined from the initial index level by more than the buffer amount, you will lose your principal by an amount equal to 1.1111% for each 1% decline in the ending index level below the buffer amount.

■	Appreciation potential is limited. The appreciation potential of Buffered PLUS is limited by the maximum total return of 18% to 21% on the stated principal amount. Although the upside leverage factor provides 200% exposure to any increase in the value of the S&P 500® Index at maturity, because your return will be limited to 118% to 121% of the stated principal amount for the Buffered PLUS, the percentage exposure provided by the upside leverage factor is progressively reduced as the ending index level exceeds 109% to 110.5% of the initial index level.

■	Market price influenced by many unpredictable factors. Several factors will influence the value of the Buffered PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Buffered PLUS in the secondary market, including: the value, volatility and dividend yield of the S&P 500® Index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and creditworthiness of the issuer.

■	Not equivalent to investing in the S&P 500® Index. Investing in the Buffered PLUS is not equivalent to investing in the S&P 500® Index or its component stocks. Investors in the Buffered PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the S&P 500® Index.

■	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase Buffered PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the Buffered PLUS, as well as the projected profit included in the cost of hedging the issuer’s obligations under the Buffered PLUS. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

■	The U.S. federal income tax consequences of an investment in the Buffered PLUS are uncertain. Please read the discussion under “Fact Sheet – General Information – Tax Considerations” in these preliminary terms and the discussion under “United States Federal Taxation” in the prospectus supplement for leveraged index-linked securities (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the Buffered PLUS. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the Buffered PLUS, the timing and character of income on the Buffered PLUS might differ from the tax treatment described in the Tax Disclosure Sections. For example, under one characterization, U.S. Holders could be required to accrue original issue discount on the Buffered PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the Buffered PLUS as ordinary income. The Issuer does not plan to request a ruling from the IRS regarding the tax treatment of the Buffered PLUS, and the IRS or a court may not agree with the tax treatment described in these preliminary terms and the prospectus supplement for leveraged index-linked securities.

May 2007	Page 8

Buffered PLUS Based on the Value of the S&P 500® Index

Other Risk Factors

■	Secondary trading may be limited. The Buffered PLUS will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Buffered PLUS. Even if there is a secondary market, it may not provide significant liquidity. Accordingly, you should be willing to hold your Buffered PLUS to maturity.

■	Adjustments to the S&P 500® Index could adversely affect the value of the Buffered PLUS. The publisher of the S&P 500® Index can add, delete or substitute the stocks underlying the S&P 500® Index, and can make other methodological changes that could change the value of the S&P 500® Index; or may discontinue or suspend calculation or publication of the S&P 500® Index at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index and is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates. Any of these actions could adversely affect the value of the Buffered PLUS.

■	Potential adverse economic interest of the calculation agent. The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Buffered PLUS. MS & Co., the calculation agent, is our subsidiary. As calculation agent, MS & Co., and other affiliates of ours will carry out hedging activities related to the Buffered PLUS or trade in the component stocks of the S&P 500® Index or other instruments related to the S&P 500® Index. The hedging or trading activities of our affiliates on or prior to the pricing date and prior to the maturity date, including on the averaging dates, could adversely affect the ending index level and therefore, could decrease the amount you may receive on the Buffered PLUS at maturity. Any of these hedging or trading activities on or prior to the pricing date could potentially affect the initial index level and, as a result, could increase the value at which the S&P 500® Index must close on the averaging dates before you receive a payment at maturity that exceeds the stated principal amount of the Buffered PLUS. Additionally, such hedging or trading activities during the term of the Buffered PLUS could potentially affect the value of the S&P 500® Index on the averaging dates and, accordingly, the amount of cash you will receive at maturity.

May 2007	Page 9

Buffered PLUS Based on the Value of the S&P 500® Index

Information about the S&P 500® Index

The S&P 500® Index. The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s® Corporation, consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The S&P 500® Index is described under the heading “Underlying Indices and S&P 500® Index Publishers Information—S&P 500® Index” in the prospectus supplement for leveraged index-linked securities.

License Agreement between Standard & Poor’s® Corporation and Morgan Stanley. “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley. See “Underlying Indices and S&P 500® Index Publishers Information—S&P 500® Index—License Agreement between S&P and Morgan Stanley” in the prospectus supplement for leveraged index-linked securities.

Historical Information
The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the S&P 500® Index for each quarter in the period from January 1, 2002 through April 18, 2007. The closing value of the S&P 500® Index on April 18, 2007 was 1,472.50. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the S&P 500® Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the S&P 500® Index on the averaging dates or the arithmetic average of the index closing level on each of the five averaging dates. The payment of dividends on the stocks that constitute the S&P 500® Index are not reflected in its level and, therefore, have no effect on the calculation of the payment at maturity.

S&P 500® Index	High	Low	Period End
2002
First Quarter	1,172.51	1,080.17	1,147.39
Second Quarter	1,146.54	973.53	989.82
Third Quarter	989.03	797.70	815.28
Fourth Quarter	938.87	776.76	879.82
2003
First Quarter	931.66	800.73	848.18
Second Quarter	1,011.66	858.48	974.50
Third Quarter	1,039.58	965.46	995.97
Fourth Quarter	1,111.92	1,018.22	1,111.92
2004
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter (through April 18, 2007)	1,472.50	1,424.55	1,472.50

May 2007	Page 10